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DERENTHAL & DANNHAUSER LLP
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March 27, 2014

VIA EDGAR

Geoff Kruczek,
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund IV, L.P., Series 2 (“Issuer”)
Amendment No. 1 to Schedule 13E-3
Filed March 12, 2014
File No. 005-49787

Revised Preliminary Schedule 14A
Filed March 12, 2014
File No. 000-28370

Dear Mr. Kruczek:

I am writing in response to your letter of March 24, 2014 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter includes proposed changes to the disclosure to be included in the definitive Schedule 14A. The filing persons intend to incorporate these changes into the definitive materials to be filed, concurrently with a further amendment to the Schedule 13E-3.

The filing persons intend to file and distribute definitive consent solicitation materials as soon as is practicable.

1. The staff has requested further analysis in support of the Issuer’s position that the March 2012 solicitation was not within the scope of Rule 13e-3(a)(3)(i)(C).

Rule 13e-3(a)(3)(i)(C) provides as follows:

Geoff Kruczek,
Attorney-Advisor
March 27, 2013

“A solicitation subject to Regulation 14A [§§240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§240.14c-1 to 240.14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.”

A.	Disjunctive clauses of a Rule should be given equal dignity.

Please be advised that counsel believes that the clause “a sale of substantially all the assets of an issuer to its affiliate or group of affiliates” (the “Affiliate Clause”) must have been intended by the Commission to cover transactions that are not covered by the preceding or ensuing clauses of the portion of the Rule cited above. It is counsel’s understanding that if an interpretation of a provision of a statute, rule or regulation would result in the redundancy of another provision of the same statute, rule or regulation, then that interpretation is not appropriate. The Affiliate Clause must add some effect to the Rule not addressed by the preceding clause; if not, it is merely a redundancy. If the Commission intended a “sale of substantially all assets” to be considered a “similar corporate transaction” to a “merger, consolidation, reclassification, recapitalization, [or] reorganization,” then there would be no need for the Affiliate Clause, as all such “sale of substantially all assets” transactions would be covered by the “similar corporate transaction” clause. Why would the Commission in rulemaking distinguish a sale to affiliates in a separate clause, and why has the Commission identified the sale of assets type transaction separately and not included it in the list of five other corporate transactions? The Affiliate Clause and the preceding clause should be interpreted in a manner that avoids redundancy. Accordingly, the clause preceding the Affiliate Clause should not be interpreted to include a sale of substantially all the assets of an issuer. If it were, there would be no need for the Affiliate Clause.

B.	The Issuer is not a corporation.

The clause preceding the Affiliate Clause addresses a “similar corporate transaction”. The Issuer is organized and operated as a statutory limited partnership. The Issuer is not a corporation. By its terms “or similar corporate transaction” cannot address the Issuer.

In this regard, we note that the Affiliate Clause, unlike the preceding clause, does not use corporate terminology. Rather, the Affiliate Clause utilizes the organizational non-specific term “issuer” and addresses a sale of assets, a transaction which can be entered into by legal entities other than corporations.

Geoff Kruczek,
Attorney-Advisor
March 27, 2013

C.	The Issuer did not engage in a “similar” corporate transaction.

Corporations typically possess, by statute, the characteristic of perpetual existence. California limited partnerships such as the Issuer do not have perpetual existence. As stated in the consent solicitation statement:

“The Partnership was formed in 1993 as a finite life entity to raise capital through the sale of its units of limited partnership interest (the “Units”), to invest the net proceeds in entities (the “Local Limited Partnerships”) owning apartment communities generating federal low income housing tax credits, to hold the interests in Local Limited Partnerships through the period such credits would be realized, and then to dispose of these investments.”

In this regard, we note that each of the concepts of merger, consolidation, reclassification, recapitalization, and reorganization entail the concept of a continuity of interest on the part of the shareholders of the subject corporation in either the same corporation, a newly-formed corporation, or in another existing corporation. None of these concepts entails a sale of all the assets of a corporation and its ensuing liquidation occurring under the terms of its governing documents.

The inapplicability of the “similar corporate transaction” phrase to a sale of a corporation’s assets and concomitant liquidation would appear to be inherently consistent with the no action letters of the Commission addressing the non-registration of the interests in liquidating trusts. Typically, these liquidating trusts have been established to facilitate the liquidation of property-owning entities. Generally, these entities are real estate investment trusts which, akin to the Issuer, may be finite life entities. On the sale of its property, the property-owning entity will dissolve and its requirement to report under the Securities Exchange Act of 1934 will be terminated. The liquidating trust will serve to wind up the affairs of the liquidated publicly reporting company. A review of the filing histories indicates that, although Schedules 14A were filed in connection with the solicitation of the votes regarding liquidation, no Schedules 13E-3 were ever filed.

Even if it were argued that the Rule addressed a corporate sale of all the assets of a corporation to other than an affiliate and the ensuing liquidation of the corporation occurring under the terms of its governing documents, there is a significant distinction to be drawn between corporations and finite-life limited partnerships. For a corporate entity, a sale of all its assets would be an extraordinary event, an event not intended at the time of its formation. Contrawise, the Issuer was formed with the express intent of selling all its assets after its intended tax benefits had been realized and thereafter winding up its activities. The sale of all assets of the Issuer and the ensuing liquidation occurring under the terms of its partnership agreement is not in any sense an extraordinary event. Rather, the sale of its assets is within the ordinary course of the Issuer’s business. The general partner of the Issuer could have proceeded with each of the sales heretofore consummated by the Issuer without any approval of the Issuer’s limited partners. It is within the enumerated powers of the Issuer’s general partner to do so. The Issuer’s general partner decided in its discretion to propose a plan to the limited partners for their approval. But this action was not required under either California law or the terms of the Issuer’s partnership agreement. Accordingly, this proposal to sell all assets and thereafter liquidate the Issuer in accordance with the terms of its partnership agreement did not constitute a corporate transaction similar to any of those enumerated in Rule 13e-3.

Geoff Kruczek,
Attorney-Advisor
March 27, 2013

We note the provisions of Rule 800 of the Securities Act of 1933 provide as follows:

“Business combination means a statutory amalgamation, merger, arrangement or other reorganization requiring the vote of security holders of one or more of the participating companies. It also includes a statutory short form merger that does not require a vote of security holders.”

Counsel submits that the addition of the second sentence is indicative of the intent that “similar corporate transactions” are those that, by law, require a vote of shareholders.

Moreover, other provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 do not include transactions such as the sale of all assets of an issuer. For example, Rule 145 provides in pertinent part as follows:

“(1) Reclassifications. A reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security;

(2) Mergers or Consolidations. A statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States; or

(3) Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:”

As stated above, each such concept entails some continuity of interest on the part of the shareholders of the corporation engaging in the corporate transaction. Similarly, Rule 165 provides that: “A business combination transaction means any transaction specified in §230.145(a) or exchange offer”. The Issuer’s plan is neither a business combination transaction nor an exchange offer.

There is no concept of “reorganization” under the California Uniform Limited Partnership Act. That Act addresses conversions and mergers. Rather, “reorganization” under California law is a corporate concept. It is defined in the General Corporation Law of California as either:

“(a) A merger pursuant to Chapter 11 (commencing with Section 1100) other than a short-form merger (a “merger reorganization”).

Geoff Kruczek,
Attorney-Advisor
March 27, 2013

(b) The acquisition by one domestic corporation, foreign corporation, or other business entity in exchange, in whole or in part, for its equity securities (or the equity securities of a domestic corporation, a foreign corporation, or another business entity which is in control of the acquiring entity) of equity securities of another domestic corporation, foreign corporation, or other business entity if, immediately after the acquisition, the acquiring entity has control of the other entity (an “exchange reorganization”).

(c) The acquisition by one domestic corporation, foreign corporation, or other business entity in exchange in whole or in part for its equity securities (or the equity securities of a domestic corporation, a foreign corporation, or another business entity which is in control of the acquiring entity) or for its debt securities (or debt securities of a domestic corporation, foreign corporation, or other business entity which is in control of the acquiring entity) which are not adequately secured and which have a maturity date in excess of five years after the consummation of the reorganization, or both, of all or substantially all of the assets of another domestic corporation, foreign corporation, or other business entity (a “sale-of-assets reorganization”).

None of these provisions of law identifies the sale of all assets of a finite-life limited partnership as a transaction similar to the corporate transactions enumerated in the clause of Rule 13e-3 preceding the Affiliate Clause.

2.           Please be advised that the last sentence of the “FINANCIAL INFORMATION - Selected Financial Data” section regarding fixed charges will be deleted, and the following will be inserted as new Annex E:

ANNEX E - RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended March 31,
	2013	2012

Total fixed charges	$-	$-

Earnings available for fixed charges:	$21,767	$34,538

Ratio of earnings to fixed charges	$-	$-

For the Nine Months Ended December 31,
2013

Total fixed charges	$-

Earnings available for fixed charges:	$2,000

Ratio of earnings to fixed charges	$-

Please contact the undersigned if you have any further questions or comments in this regard.

                         Very truly yours,

                         /s/ Paul G. Dannhauser

                         Paul G. Dannhauser

cc:           David N. Shafer, Esq.